May 31, 2005

Nicholas D. Gerber
Management Director
New York Oil ETF, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502

Re:	New York Oil ETF, LP.
	Registration Statement on Form S-1
	Registration No. 333-124950
	Filed March 16, 2005

Dear Mr. Gerber:

	This is to advise you that a preliminary review of the above registration statement indicates material deficiencies of the requirements of the Securities Act of 1933, and the rules and regulations under the Act. For example, we note that you have not included financial statements as required by Items 3-01 and 3-02 of
Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	We suggest that you consider submitting an amendment that includes updated financial statements. We will commence our review
of your registration statement at that time.   Please refer any
questions to Owen Pinkerton, Attorney-Adviser, at (202) 551-3694.


							Sincerely,



							Karen Garnett
							Assistant Director

cc:	W. Thomas Conner, Esq. (via facsimile)
	James M. Cain, Esq.
	Sutherland Asbill & Brennan LLP